Exhibit 1

Stock Symbol: AEM (NYSE, TSX)

For further information: Investor Relations (416) 947-1212

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE MINES LIMITED ANNOUNCES

INVESTMENT IN ATAC RESOURCES LTD.

Toronto (March 19, 2013) — Agnico-Eagle Mines Limited (“Agnico”) today announced that it had entered into an agreement (the “Subscription Agreement”) to subscribe for 9,600,000 units (“Units”) of ATAC Resources Ltd. (“ATC”) in a private placement at a price of $1.35 per Unit for a total consideration of $12,960,000.  Each Unit is comprised of one common share of ATC (a “Common Share”) and one half of a common share purchase warrant (each whole common share purchase warrant, a “Warrant”).  Each Warrant entitles the holder to acquire one Common Share at a price of $2.10 for a period of 18 months from the closing date, provided that, if the closing price of the Common Shares on the TSX Venture Exchange exceeds $3.00 for a period of ten consecutive trading days subsequent to the expiry of the applicable four month hold period, ATC may give notice of an earlier expiry of the Warrants, in which case the Warrants will expire 30 days from the date of such notice.  Closing of the private placement is expected to occur on or about March 22, 2013.

On closing of the private placement, Agnico will hold 9,600,000 Common Shares and 4,800,000 Warrants, representing 8.48% of the issued and outstanding Common Shares on a non-diluted basis and 12.21% of the Common Shares on a partially diluted basis. The Subscription Agreement also provides Agnico with a participation right pursuant to which, during the two-year period following the closing of the acquisition of the Common Shares, and provided that Agnico at the time owns more than five percent of the then issued and outstanding Common Shares (taking into account convertible securities owned by Agnico), Agnico has the right to participate in certain subsequent equity offerings by ATC on the same terms as the other participants in such offerings in order to maintain its pro rata investment in the Issuer.

Agnico is acquiring the Units for investment purposes.  Depending on market conditions, Agnico may, from time to time, acquire additional Common Shares or other securities of ATC or dispose of some or all of the Common Shares or Warrants.

An early warning report will be filed by Agnico in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact:

Investor Relations

Agnico-Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7
Telephone:	416-947-1212
Fax:	416-367-4681

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 31 consecutive years.  www.agnico-eagle.com